
Morgan

The Morgan Crucible Company plc

18th September 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Elaine Marriner
Group Legal Counsel

Enclosure


Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Holding(s) in Company
Released   15:09 17 Sep 2002
Number   2947B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company:
        The Morgan Crucible Company plc

2)   Name of shareholder having a major interest:
        AXA S.A.

3)   Please state whether notification indicates that it is in respect of holding of
        the shareholder named in 2 above or in respect of a non-beneficial interest or
        in the case of an individual holder if it is a holding of that person's spouse
        or children under the age of 18:
        Beneficial and non-beneficial interest of the shareholder named in 2 and its
        subsidiaries.

4)   Name of the registered holder(s) and, if more than one holder, the number of
        shares held by each of them:
        HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares;
        HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global
        Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee
        (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C
        777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038
        shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC
        Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody
        Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK)
        Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372
        5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 19,570
        shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 14,910 shares; HSBC
        Global Custody Nominee (UK) Ltd A/C 887577 17,100 shares; HSBC Global Custody
        Nominee (UK) Ltd A/C 887589 16,750 shares; HSBC Global Custody Nominee (UK) Ltd
        A/C 887590 15,600 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 12,180
        shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares;   HSBC
        Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody
        Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd
        A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 247,436 shares;
        Sun Life International Isle of Man Ltd A/C SLI 11 1,001,500 shares; Chase
        Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648
        shares; Other Accounts 4,519,024 shares; HSBC Global Custody Nominee (UK) Ltd
        A/C 880868 2,500,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 904009
        14,900 shares; Axa Equity & Law Nominees Ltd A/C AXARE 200,000 shares; HSBC
        Global Custody Nominee (UK) Ltd A/C 845029 1,400,000 shares.

5)   Number of shares/amount of stock acquired:
        Not known

6)   Percentage of issued class:
        Not known

7)   Number of shares/amount of stock disposed:

Not known

8) Percentage of issued class:
    Not known

9) Class of Security:
    Ordinary shares of 25p

10) Date of Transaction:
     Not known

11) Date company informed:
     Faxed letter dated 16/9/02

12) Total holding following this notification:
     11,149,963 non-material; 14,149,963 material

13) Total percentage holding of issued class following this notification:
     4.81% non-material; 6.11% material

14) Any additional information:
     N/A

15) Name of contact and telephone number for queries:
     Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this
     notification:
     Mr D.J. Coker

17) Date of notification:
     17th September 2002

END